                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM U-3A-2

                                 File No. 0-234


     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      To Be Filed Annually Prior to March 1


                                ENERGYSOUTH, INC.
                                (Name of company)


hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

     1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of
Alabama:

     a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

     b. MGS Storage Services, Inc., which owns an 87 1/2% general partnership interest in Bay Gas Storage Company, Ltd.;

     c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

     d. MGS Energy Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

     e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

     f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

          2828 Dauphin Street
          Mobile, Alabama 36606

     2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which is located in Mobile County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

     3. The following is information for the last fiscal year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

     a.   Mcf of natural or manufactured gas distributed at retail: 31,907,400
     Mcf

     b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized: None

     c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized, or at the State line: None

     d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line: 2,871,666 Mcf

     4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the last fiscal year ended September 30, 1997, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such fiscal year is attached hereto as Exhibit A and made a part hereof. (1)

EXHIBIT B. A Financial Data Schedule is attached hereto as Exhibit B, including the financial and other data required to be set forth therein pursuant to the requirements of this Exhibit B to Form U-3A-2. (1)

EXHIBIT C. Not Applicable.

(1) The reorganization by which Claimant became the holding company of Mobile Gas became effective of February 2, 1998. Accordingly, the financial statements presented are based on the financial statements of Mobile Gas for the fiscal year ended September 30, 1997, the most recent date for which such information is available.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of February, 1998.

                            ENERGYSOUTH, INC.
                            (Name of Claimant)

                            By /s/Charles P. Huffman
                               --------------------------------------
                                  Charles P. Huffman
                                  Its Chief Financial Officer and Treasurer
CORPORATE SEAL

ATTEST:

By /s/ G. Edgar Downing, Jr.
   -------------------------
       G. Edgar Downing, Jr.
       Its Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer and Treasurer
2828 Dauphin Street
Mobile, Alabama 36606

                               ENERGYSOUTH, INC.
                         CONSOLIDATING INCOME STATEMENT
                       AND STATEMENT OF RETAINED EARNINGS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)
                             (Dollars in thousands)

                                   EXHIBIT A

                                                                                                  SOUTHERN GAS
ACCOUNT DESCRIPTION                            ENERGYSOUTH       MOBILE GAS       MGS ENERGY      TRANSMISSION      MGS STORAGE
                                             ---------------------------------------------------------------------------------------
Operating Revenues
 Gas Revenues                                  $      -          $ 67,310         $      -        $    1,038        $       -
 Merchandise Sales and Jobbing                                      3,010               38
                                             ---------------------------------------------------------------------------------------
    Total Operating Revenues                          -            70,320               38             1,038
                                             ---------------------------------------------------------------------------------------
Operating Expenses
 Cost of Gas                                                       25,958
 Cost of Merchandise and Jobbing                                    2,210               30
 Operations                                                        17,116                                150
 Maintenance                                                        1,452                                 16
 Depreciation                                                       4,761                                 86
 Taxes, Other Than Income Taxes                                     5,161                1                30               (7)
                                             ---------------------------------------------------------------------------------------
    Total Operating Expenses                          -            56,658               31               282               (7)
                                             ---------------------------------------------------------------------------------------
Operating Income                                      -            13,662                7               756                7
                                             ---------------------------------------------------------------------------------------
Other Income and (Expense)
 Interest Expense                                                  (3,869)              (1)             (114)
 Allowance for Borrowed Funds Used
  During Construction                                                 177
 Interest Income                                                    1,114                                  3                4
 Income From Subsidiaries/Partnerships                              1,119              645                              1,597
  Less Minority Interest                                                              (316)                              (200)
                                             ---------------------------------------------------------------------------------------
    Total Other Income (Expense)                      -            (1,459)             328              (111)           1,401
                                             ---------------------------------------------------------------------------------------

Income Before Income Taxes                            -            12,203              335               645             1408
                                             ---------------------------------------------------------------------------------------
 Income Taxes                                         -             4,077              121                 -              510
                                             ---------------------------------------------------------------------------------------
Net Income                                     $      -          $  8,126           $  214        $      645           $  898

Retained Earnings at September 30, 1996                            33,004            1,002               919              541

Dividends Paid                                                     (3,748)            (150)
                                             ---------------------------------------------------------------------------------------
Retained Earnings at September 30, 1997        $      -          $ 37,382          $ 1,066        $    1,564          $ 1,439
                                             =======================================================================================




                                                BAY GAS                                                             CONSOLIDATED
ACCOUNT DESCRIPTION                             STORAGE        MGS MARKETING        TOTAL         ELIMINATION          TOTAL
                                             -----------------------------------------------------------------------------------
Operating Revenues
 Gas Revenues                                   $ 5,323        $     100         $  73,771         $  (4,149)      $  69,622
 Merchandise Sales and Jobbing                                                       3,048                             3,048
                                             -----------------------------------------------------------------------------------
    Total Operating Revenues                      5,323              100            76,819            (4,149)         72,670
                                             -----------------------------------------------------------------------------------
Operating Expenses
 Cost of Gas                                                          83            26,041            (4,146)         21,895
 Cost of Merchandise and Jobbing                                                     2,240                             2,240
 Operations                                         737                6            18,009                (3)         18,006
 Maintenance                                         74                              1,542                             1,542
 Depreciation                                       893                              5,740                             5,740
 Taxes, Other Than Income Taxes                      84                              5,269                             5,269
                                             -----------------------------------------------------------------------------------
    Total Operating Expenses                      1,788               89            58,841            (4,149)         54,692
                                             -----------------------------------------------------------------------------------
Operating Income                                  3,535               11            17,978                 -          17,978
                                             -----------------------------------------------------------------------------------
Other Income and (Expense)
 Interest Expense                                (1,983)                            (5,967)              175          (5,792)
 Allowance for Borrowed Funds Used
  During Construction                                                                  177                               177
 Interest Income                                     45                              1,166              (175)            991
 Income From Subsidiaries/Partnerships                                               3,361            (3,361)              -
  Less Minority Interest                                                              (516)                             (516)
                                             -----------------------------------------------------------------------------------
    Total Other Income (Expense)                 (1,938)               -            (1,779)           (3,361)         (5,140)
                                             -----------------------------------------------------------------------------------

Income Before Income Taxes                        1,597               11            16,199            (3,361)         12,838
                                             -----------------------------------------------------------------------------------
 Income Taxes                                         -                4             4,712                             4,712
                                             -----------------------------------------------------------------------------------
Net Income                                      $ 1,597        $       7         $  11,487         $  (3,361)      $   8,126

Retained Earnings at September 30, 1996           1,079                1            36,546            (3,542)         33,004

Dividends Paid                                                                      (3,898)              150          (3,748)
                                             -----------------------------------------------------------------------------------

Retained Earnings at September 30, 1997         $ 2,676        $       8         $  44,135         $  (6,753)      $  37,382
                                             ===================================================================================

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT SEPTEMBER 30, 1997
                                   (UNAUDITED)
                             (Dollars in thousands)

                                    EXHIBIT A

                                                                                                       SOUTHERN GAS
ACCOUNT DESCRIPTION                                ENERGYSOUTH       MOBILE GAS       MGS ENERGY       TRANSMISSION      MGS STORAGE
------------------------------------------------------------------------------------------------------------------------------------
Assets

Property, Plant & Equipment                        $        -        $ 123,728        $       -        $     3,465          $      -
Less Accumulated Depreciation and Amortization                          37,194                                 482
                                               -------------------------------------------------------------------------------------
  Property, Plant & Equipment - Net                         -           86,534                -              2,983                 -

Construction Work in Progress                                              946
                                               -------------------------------------------------------------------------------------
    Total Property, Plant & Equipment                       -           87,480                -              2,983                 -
                                               -------------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                                                741            1,193                  3            12,002
  Receivables:
    Gas                                                                  2,816                                  81
    Merchandise                                                          2,715
    Other                                                               16,601                                                    35
    Less Allowance for Doubtful Accounts                                  (536)
  Materials, Supplies, and Mdse (at average cost)                        1,241
  Gas Stored Underground For Current Use                                 2,152
  Deferred Purchased Gas Adjustment                                        809
  Deferred Gas Costs                                                       231
  Deferred Income Taxes                                                    818
  Prepayments                                                              925
                                               -------------------------------------------------------------------------------------
    Total Current Assets                                    -           28,513            1,193                 84            12,037

Investment in Mobile Gas Service Corporation                                 -
Investment in MGS Energy Services, Inc.                                  1,067
Investment in MGS Storage Services, Inc.                                11,929
Investment in MGS Marketing Services, Inc.                                   8
Investment in Partnerships                                                   -            1,198                               12,837
Regulatory Assets                                                        1,138
Merchandise Receivables Due After One Year                               4,827
Deferred Charges                                                           610                                 169
                                               -------------------------------------------------------------------------------------

        Total Assets                               $        -        $ 135,572        $   2,391        $     3,236          $ 24,874
                                               =====================================================================================



                                                   BAY GAS                                                              CONSOLIDATED
ACCOUNT DESCRIPTION                                STORAGE        MGS MARKETING        TOTAL         ELIMINATION            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Assets

Property, Plant & Equipment                        $ 38,015        $        -        $ 165,208        $       -         $   165,208
Less Accumulated Depreciation and Amortization        2,613                             40,289                               40,289
                                                 ----------------------------------------------------------------------------------
  Property, Plant & Equipment - Net                  35,402                 -          124,919                -             124,919

Construction Work in Progress                                                              946                                  946
                                                 ----------------------------------------------------------------------------------
    Total Property, Plant & Equipment                35,402                 -          125,865                -             125,865
                                                 ----------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                           2,307                14           16,260                               16,260
  Receivables:
    Gas                                                 102                14            3,013                                3,013
    Merchandise                                                                          2,715                                2,715
    Other                                               379                             17,015          (16,406)                609
    Less Allowance for Doubtful Accounts                                                  (536)                                (536)
  Materials, Supplies, and Mdse (at average cost)                                        1,241                                1,241
  Gas Stored Underground For Current Use                                                 2,152                                2,152
  Deferred Purchased Gas Adjustment                                                        809                                  809
  Deferred Gas Costs                                                                       231                                  231
  Deferred Income Taxes                                                                    818                                  818
  Prepayments                                           494                              1,419                                1,419
                                                 ----------------------------------------------------------------------------------
    Total Current Assets                              3,282                28           45,137          (16,406)             28,731

Investment in Mobile Gas Service Corporation                                                 -                                    -
Investment in MGS Energy Services, Inc.                                                  1,067           (1,067)                  -
Investment in MGS Storage Services, Inc.                                                11,929          (11,929)                  -
Investment in MGS Marketing Services, Inc.                                                   8               (8)                  -
Investment in Partnerships                                                              14,035          (14,035)                  -
Regulatory Assets                                                                        1,138                                1,138
Merchandise Receivables Due After One Year                                               4,827                                4,827
Deferred Charges                                        527                              1,306                                1,306
                                                 ----------------------------------------------------------------------------------

        Total Assets                               $ 39,211         $      28         $205,312        $ (43,445)        $   161,867
                                                 ==================================================================================

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT SEPTEMBER 30, 1997
                                   (UNAUDITED)
                             (Dollars in thousands)

                                    EXHIBIT A


                                                                                     SOUTHERN GAS                 BAY GAS
ACCOUNT DESCRIPTION                         ENERGYSOUTH    MOBILE GAS   MGS ENERGY   TRANSMISSION   MGS STORAGE   STORAGE
                                          ---------------------------------------------------------------------------------
 Capitalization and Liabilities
Capitalization:
  Stockholders' Equity                         $      -    $      32      $     1       $      -     $      -   $      -
  Capital in Excess of Par Value                              17,763                                   10,491
  Partner's Capital                                                                          785                  11,996
  Retained Earnings                                           37,382        1,066          1,564        1,439      2,676
                                          ---------------------------------------------------------------------------------
    Total Stockholders' Equity                        -       55,177        1,067          2,349       11,930     14,672
Minority Interest
Long-Term Debt (Less Current Maturities)                      43,104                         213                  20,263
                                          ---------------------------------------------------------------------------------
      Total Capitalization                            -       98,281        1,067          2,562       11,930     34,935
                                          ---------------------------------------------------------------------------------

Current Liabilities:
  Current Maturities of Long-Term Debt                         1,613                         613                     704
  Notes Payable                                               10,700        1,100             25          211      2,650
  Accounts Payable                                             4,422                           2       12,007         54
  Dividends Declared                                             971
  Customer Deposits                                            1,556
  Taxes Accrued                                                2,912          171             34         (581)       284
  Interest Accrued                                             1,325                                                 572
  Other Liabilities                                            2,156                                                  12
                                          ---------------------------------------------------------------------------------
      Total Current Liabilities                       -       25,655        1,271            674       11,637      4,276

Accrued Pension Cost                                           1,718
Accrued Postretirement Benefit Cost                            1,087
Deferred Income Taxes                                          8,387           53                       1,307
Deferred Investment Tax Credits                                  444
                                          ---------------------------------------------------------------------------------
  Total Capitalization and Liabilities         $      -    $ 135,572      $ 2,391       $  3,236     $ 24,874   $ 39,211
                                          =================================================================================


                                                                                           CONSOLIDATED
ACCOUNT DESCRIPTION                         MGS MARKETING     TOTAL         ELIMINATION        TOTAL
                                          -------------------------------------------------------------
 Capitalization and Liabilities
Capitalization:
  Stockholders' Equity                       $       -     $      33        $      (1)        $      32
  Capital in Excess of Par Value                              28,254          (10,491)           17,763
  Parnter's Capital                                           12,781          (12,781)                -
  Retained Earnings                                  8        44,135           (6,753)           37,382
                                          -------------------------------------------------------------
    Total Stockholders' Equity                       8        85,203          (30,026)           55,177
Minority Interest                                                               2,985             2,985
Long-Term Debt (Less Current Maturities)                      63,580                             63,580
                                          -------------------------------------------------------------
      Total Capitalization                           8       148,783          (27,041)          121,742
                                          -------------------------------------------------------------

Current Liabilities:
  Current Maturities of Long-Term Debt                         2,930                              2,930
  Notes Payable                                               14,686           (3,986)           10,700
  Accounts Payable                                  13        16,498          (12,418)            4,080
  Dividends Declared                                             971                                971
  Customer Deposits                                            1,556                              1,556
  Taxes Accrued                                      7         2,827                              2,827
  Interest Accrued                                             1,897                              1,897
  Other Liabilities                                            2,168                              2,168
                                          -------------------------------------------------------------
      Total Current Liabilities                     20        43,533          (16,404)           27,129

Accrued Pension Cost                                           1,718                              1,718
Accrued Postretirement Benefit Cost                            1,087                              1,087
Deferred Income Taxes                                          9,747                              9,747
Deferred Investment Tax Credits                                  444                                444
                                          -------------------------------------------------------------
  Total Capitalization and Liabilities       $      28     $ 205,312        $ (43,445)        $ 161,867
                                          =============================================================